December 12, 2011

VIA EDGAR (Correspondence Filing)

Valerie J. Lithotomos
Senior Counsel
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Wakefield Alternative Series Trust, Files Nos.: 333-177169; 811-22612

Dear Ms. Lithotomos:

On October 4, 2011, Wakefield Alternative Series Trust (the "Registrant"), on behalf of the Wakefield Managed Futures Strategy Fund ("Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  By letter dated November 3, 2011 you provided written comments regarding the filing.  Please find below the Registrant's responses to those comments.  For your convenience, your comments and headings have been reproduced with responses following each comment.

Each comment of the Staff is set forth below and immediately is followed by the response of the Fund, which the Fund has authorized Thompson Hine LLP to make on its behalf.

PROSPECTUS

General

Comment 1

Please explain in your response whether the Fund invests in hedge funds.  If it may, disclose that they are hedge funds and any suitability requirements for investors.  In addition, disclose the maximum amount of Fund assets that may be invested in hedge funds (i.e., funds excepted from the definition of investment company under section 3(c)(1) or 3(c)(7)).

Response

The Fund does not intend to invest in hedge funds.

Comment 2

1.	With respect to the Subsidiary, please provide the representations that address the following requirements:

a.	Will the Fund look through to the Subsidiary regarding diversification, leverage and concentration?
b.	Will the Fund consolidate financial statements of the Subsidiary and the Fund? Will the Fund further consolidate the financial statements of the underlying commodity pools?
c.	Does the Subsidiary have its own advisor or is it managed under the advisory contract of the Fund?
d.	Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act?
e.	Will the Subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.
f.	Will the Subsidiary comply with Section 17(g) of the 1940 Act with respect to the custodial relationships?
g.	Has the board of directors of the Subsidiary signed the registration statement?

Responses

a.	The Fund will look through to the Subsidiary regarding diversification, leverage and concentration.
b.
The Fund will consolidate financial statements of the Subsidiary and the Fund.  However, the Fund will not further consolidate the financial statements of the underlying commodity pools unless the officers of the Trust, in consultation with the Fund's auditors, determine that consolidation is appropriate under the current guidance on financial reporting.

c.	The Subsidiary will be managed by the Fund's advisor pursuant to an investment advisory agreement between the Subsidiary and the advisor.
d.	The Subsidiary will comply with Sections 10 and 16 of the 1940 Act.
e.	The Subsidiary will submit to inspection by the Commission pursuant to an undertaking in Part C.
f.	The Subsidiary will comply with Section 17(g) of the 1940 Act with respect to the custodial relationships.

g.
The board of directors of the Subsidiary has not signed the registration statement because the Registrant does not believe the Subsidiary's board may execute the Registrant's post-effective amendments without raising issues as to the Subsidiary's status as an open-ended investment company operating under an exemption from registration pursuant to the Mutual Funds Law (2009 Revision) of the Cayman Islands.  In addition, unlike other funds such as the fund described in Man-Glenwood Lexington TEl, LLC and Man-Glenwood Lexington TEl, LDC, No-Action Letter pub. avail. (April 30, 2004), 100% of Fund assets are not invested in the Subsidiary.  Thus, the Subsidiary is not the alter ego of the Fund and it would be unreasonable to ask the Subsidiary's Board to sign the post-effective amendment.  Please see also the response to comment 2(e) above, whereby the Subsidiary agrees to inspection by the SEC.

Fees and Expenses of the Fund

Comment 3

Please add an "Acquired Fund Fees and Expenses" line item to the fee table, or confirm that the expected amount of AFFE is less than one basis point.

Response

The Registrant confirms that the expected amount of AFFE is less than one basis point.

Comment 4

Please disclose in your response letter why performance-based fees cannot be "meaningfully estimated."  Please break out "other expenses" in a separate line item in the fee table to separately disclose the costs of operating the Subsidiary.

Response

The Registrant does not believe performance-based fees can be meaningfully estimated because future performance is unknown.  The Registrant notes that the financial statements of the Subsidiary will be consolidated with those of the Fund and therefore, breaking out other expenses in a separate line item in the fee table would be inconsistent with consolidation.

Comment 5

Please delete footnote 1 to the fee table.

Response

Footnote 1 to the fee table has been deleted.

Comment 6

Please advise the staff why the commodity trading advisor ("CTA") fees are expenses of the Fund and are not capitalized.

Response

The Registrant believes that disclosing commodity trading advisor ("CTA") fees as an other expense of the Fund is consistent with current staff guidance for similarly situated funds.  The Registrant notes that when the Fund invests in underlying funds that are not consolidated with the Fund, that capitalization will be the accounting treatment used.

Comment 7

It is our understanding that the Internal Revenue Service has suspended the issuance of private letter rulings for investment companies seeking commodities exposure through separate foreign subsidiaries.  See http://www.ici.org/pdf/25425.pdf.  Please explain how the Fund will meet the definition of regulated investment company under Subchapter M.  Further, please explain why prior private letter rulings "evidence the current view of the Internal Revenue Service." (See p. 12 of prospectus).

Response

The Registrant believes that prior private letter rulings continue to evidence the current view of the Internal Revenue Service ("IRS") because recently, the IRS has indicated to industry sources, such as the Investment Company Institute, that the IRS intends to publish guidance on which the entire industry can rely and that the guidance should eliminate or reduce the need for fund-by-fund PLRs.  However, should the IRS change its position, the Fund would still be able to qualify as a regulated investment company under Subchapter M (Section 851(b)), by making annual dividend distributions from the Subsidiary to the Fund.

Principal Investment Objective and Strategies

Comment 8

Please advise the staff why the CTAs "engaged" by the Fund are not retained under section a Section 15 contract.  Also, summarize how the CTAs are selected.

Response

Based upon both the Registrant's analysis and staff no-action letter guidance, the Registrant does not believe agreements with CTAs are within the ambit of Section 15 of the 1940 Act.  In no-action letter guidance (John W. Henry & Co. Inc., pub. avail. Sept. 6, 1996) the staff concurred with the view that a CTA that is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended and that does not provide investment advice as to securities, is not subject to Section 205 or Rule 205-3 governing investment advisory contracts.  Similarly, the CTAs to be engaged by the Fund or Subsidiary are not, and will not be, registered as an investment adviser under the Investment Advisers Act of 1940, as amended and will not provide investment advice as to securities.  Furthermore, the CTAs to be engaged by the Fund or Subsidiary are engaged for the limited purpose of executing well-defined niche strategies and do not have wide-ranging discretion as does the advisor to the Fund and Subsidiary.  In this respect, the CTAs provide a service more akin to an execution service rather than a discretionary investment program.  Similarly, the staff noted that "…a trading advisor for a commodity pool will not be deemed to be an investment adviser subject to registration under the Advisers Act…." (Wallace G. Wagner, pub. avail. June 28, 1990).  Taken together, this guidance suggests that CTAs are not investment advisers with respect to the Fund and therefore, agreements with CTAs would not be within the ambit of Section 15 of the 1940 Act.

The Registrant notes that the advisor's process for selecting CTAs has been previously disclosed under the heading "Principal Investment Strategies" in the section entitled "Adviser's Investment Process."

Comment 9

Please define what is included in number (4) in the Managed Futures strategy and list the entities or "pools."  Does this section include hedge funds?  Please disclose the nature of each type of vehicle and how they are regulated.  Also, do the pools issue securities registered under the Securities Act?

Response

The Registrant notes that, under number (4) in the Managed Futures strategy, "other types of pooled investment vehicles" was included in addition to limited partnerships, corporations and limited liability companies as a convenient catch-all meant to cover similar entities that may have variations in there legal name or classification, such as company limited by shares, proprietary limited company, business trust and the like.  The entities do not include hedge funds (see response to Comment 1).  The Registrant has amended disclosures to explain that some pooled investment vehicles may be regulated by the CFTC and some may be exempt from registration under the Securities Act of 1933, the 1940 Act or the Commodity Exchange Act and therefore are, for the most part, not regulated under these acts.

Comment 10

Please delete the term "such as" in this section and delete the clause "including but not limited to" and replace with a list of the principal investments.  Also, please disclose any limit on the amount of Managed Futures and when the amount is substituted.

Response

The requested deletions have been made.  Additionally, the Registrant notes that the Fund discloses that it expects to allocate 25% of its assets to the Managed Futures strategy and has amended related disclosures to clarify that any deviation from this target is expected to be small and when substitutes such as swaps are expected to serve as substitutes for futures contracts.

Comment 11

Please disclose the credit quality of nongovernmental securities and explain the nature of the securities.

Response

Upon review of the disclosures under the section entitled Principal Investment Strategies, the Registrant believes the requested information has been disclosed.

Comment 12

The prospectus states that the Fund "primarily" invests in managed futures through the Subsidiary.  May it do so directly also?

Response

The Fund may invest in managed futures directly without using the Subsidiary.  However, because this is not a principal strategy it is not included in prospectus disclosures.

Comment 13

a.	Disclose the percentage of the Fund assets that are expected to be invested in private and publicly traded alternative investment funds.
b.	Disclose the types of securities other than alternative investment funds in which the Fund is expected to invest.
c.
The disclosure states that the Fund will invest up to 25 percent of its assets in the Subsidiary, which primarily invests in investment funds that invest in derivatives, including commodity and financial futures, commodity-linked notes and swap contracts.  Please provide a representation that a majority of the Fund's assets will be invested, directly and indirectly, in "securities."

d.	Disclose the percentage of the Fund's assets that are expected to be invested in foreign securities.
e.	The disclosure states that the Fund will invest in securities tied to energy resources, metals or agricultural products. Please confirm that the Fund will not concentrate in an industry.
f.
Please disclose that derivative instruments may be used for hedging and speculation.  See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

g.	Please set forth the principal derivatives strategies in which the Fund may engage. See Derivatives Letter.

Responses

a.	The Registrant has amended disclosures to clarify the percentage of the Fund assets that are expected to be invested in private and publicly traded alternative investment funds.

b.	Upon review, the Registrant believes the requested information regarding the types of securities other than alternative investment funds in which the Fund is expected to invest has been disclosed.
c.	The Registrant represents that a majority of the Fund's assets will be invested, directly and indirectly, in "securities."
d.	The Registrant has amended disclosures to state the percentage of the Fund's assets that are expected to be invested in foreign securities.
e.	The Registrant confirms that the Fund will not concentrate in an industry.
f.	The Registrant notes that the Fund discloses that derivative instruments may be used for hedging and investment purposes. The Fund does not use derivatives for speculation.
g.	The Registrant notes that the Fund discloses principal derivatives strategies in which the Fund may engage.

Principal Investment Risks

Comment 14

In the "Derivatives Risk" section, please specify all types of derivatives in which the Fund may invest and equate the specific risks associated with each type of derivative.  In addition, describe the extent of derivatives exposure of the Fund.

Response

Upon review, the Registrant believes the requested information regarding the types of derivatives in which the Fund may invest, specific risks associated and the extent of derivatives exposure has been disclosed.

Comment 15

Please disclose whether the Fund will engage in short sales.  If so, disclose more about this strategy and confirm that the cost of shorting is included in the fee table under "other" (or if material, it will be reported separately as a line item under "other").

Response

The Fund does not engage in short sales.

Comment 16

Please disclose that the Subsidiary is incorporated in the Cayman Islands earlier than the principal investment risk section.  Disclose how the Subsidiary is regulated and state why the Fund is using the Subsidiary.

Response

The Registrant has amended disclosures to disclose, earlier than the principal investment risk section, that the Subsidiary is incorporated in the Cayman Islands, how the Subsidiary is regulated and state why the Fund is using the Subsidiary.

Comment 17

In the "Liquidity Risk" section, please expand the discussion to include the manner in which the Fund intends to meet the liquidity requirements and steps the Fund intends to take in order to maintain liquidity.

Response

It is the Registrant's understanding that the principal investment risks disclosures are not to include steps to mitigate risks or investment management procedures.  However, the Fund will comply with 1940 Act requirements as to illiquid investments, which are limited to no more than 15% of assets.

Comment 18

Please add risk disclosure reflecting the Fund's policy of investing in mortgage-backed securities, and asset-backed securities.

Response

Upon review, the Registrant believes the requested information regarding the risks of mortgage-backed and asset-backed securities has been disclosed.

Comment 19

Please disclose in the prospectus that the Fund is diversified.

Response

It is the Registrant's understanding that fund's that are diversified do not customarily make an express disclosure of that status in the prospectus.  However, it is the Registrant's understanding that only status as a non-diversified fund is a mandatory prospectus disclosure.

Comment 20

Please explain what is meant by "absolute returns."

Response

The Registrant has amended disclosures to clarify that absolute returns are synonymous with positive returns.

Comment 21

Please state whether the Fund only leverages through derivatives or also by traditional means (borrowing, reverse repos, selling short).  If the Fund does leverage through other means, discuss each method and the risks.

Response

The Registrant notes that the Fund does not, as a principal strategy, leverage through borrowing, reverse repos or selling short.

Comment 22

Please provide a legal opinion if the Fund has any assessable shares.  Please explain the meaning of the sentence stating the Fund shareholder will not lose more than the amount invested in the Fund because the Fund complies with Section 18(f) of the 1940 Act, given that Section 18(f) compliance means the Fund has a segregated account.

Response

The Fund does not issue assessable shares.  Upon reconsideration of the disclosure stating that a Fund shareholder will not lose more than the amount invested, the Registrant has deleted this disclosure as it tends to be confusing.

How Shares are Priced

Comment 23

Please disclose how the investments in the Underlying Funds and CTAs will be valued.  What methodology will be used?  How much information will the Fund have about the portfolio holdings of each Underlying Fund?

Response

The Registrant has amended disclosures to clarify that typically, underlying funds will be priced under the Fund's fair value policy.  The Registrant notes that the amount of daily information available from underlying funds varies.

Statement of Additional Information

Comment 24

The Fund discloses that mortgage-backed securities and asset-backed securities do not represent any particular "industry."  All securities other than government securities are considered to be entities in a particular industry.  Please revise the disclosure accordingly.

Response

The Registrant has made the required revision regarding mortgage-backed securities and asset-backed securities representing an industry.

Comment 25

Please divide the SAI into two sections – principal and non-principal investments.

Response

The Registrant has made the requested division of principal and non-principal investments.

Comment 26

Disclose whether the Fund may invest in affiliated funds.  Also, please list the percentage of investments the Fund may make in junk bonds.

Response

The Registrant notes that there are no affiliated funds, but undertakes to amend disclosures should a fund of funds become affiliated funds.  The Registrant has amended junk bond disclosures to include a percentage limit on junk bond investments.

Comment 27

Please explain why stripped mortgage securities are not discussed in the prospectus.  Also, disclose the limits of investments in strips and residual interests.

Response

The Registrant notes that because stripped mortgage securities are not a principal investment they are not discussed in the prospectus.  The Registrant has amended disclosures to include a percentage limit on investments in strips and residual interests.

Comment 28

Please explain the disclosure in the prospectus to discuss the material risks of writing or selling derivatives, given the disclosure in the SAI.

Response

The Registrant has included additional detailed derivative-related disclosures in the SAI to provide prospective shareholders with supplemental information.

Comment 29

Please disclose any impact on the Fund by the CFTC proposed amendment to certain of its rules governing commodity pools.

Response

The Registrant has provided such a disclosure in the Prospectus under the heading "Regulatory Change Risk" as well as similar disclosures in the SAI, but believes any further CFTC-related disclosures would be speculative.

Comment 30

Disclose that a repurchase agreement is a loan issued by the Fund.

Response

The Registrant has amended disclosures to state that a repurchase agreement is a loan issued by the Fund.

Comment 31

Disclose that a fee based on notional amount has the effect of increasing the fee in terms of dollars or cost to investors.

Response

The Registrant has amended disclosures to state that a fee based on notional amount has the effect of increasing the fee in terms of dollars or cost to investors.

Comment 32

Please discuss whether the Fund voting to recall a loaned security will be considered a material issue in a proxy.

Response

The Registrant has amended disclosures to state that the Fund through its adviser may recall a loaned security to vote on a material issue in a proxy.

Comment 33

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response

The Wakefield Fund and the adviser have requested, or intend to request, that the Securities and Exchange Commission grant an order that allows the adviser to hire a sub-adviser or sub-advisers without shareholder approval (the "Order").  However, the Fund does not intend to condition its commencement of operations on the receipt of such Order.

The Fund has authorized us to convey to you that the Fund acknowledges:

•	The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely, /s/ Thompson Hine, LLP